Exhibit 99.2

2 June 2004

CABLE AND WIRELESS PLC
RESULTS FOR THE YEAR ENDED 31 MARCH 2004

This announcement contains forward-looking statements that involve inherent risks and uncertainties.  We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements.  See those that appear, or are referred to, in the cautionary statements section of the company's most recent Annual Report filed on Form 20-F.

CABLE AND WIRELESS PLC
RESULTS FOR THE YEAR ENDED 31 MARCH 2004
CABLE & WIRELESS ANNOUNCES A YEAR OF PROGRESS

Announcing the full year results for Cable and Wireless plc for the year ended 31 March 2004 Group Chief Executive Officer Francesco Caio said:

“A year ago we announced a three year programme to bring the Group under tight financial control, exploiting our core skills and focusing on key customers in order to lay the foundations to rebuild Cable & Wireless as a profitable telecoms operator. The Group had a better year producing £317 million of PBT before exceptionals from our continuing business, equal to 8 pence per share and we have been able to recommend a full year dividend of 3.15 pence per share. Revenues of £1,661 million from our businesses in the UK represented a halt in the decline in sales in the UK business for the first time in three years. Over sixty-five per cent of our National Telco revenues are now earned in fully or partly liberalised markets. In constant currency terms the National Telcos have maintained their revenue levels.

“Highlights include:

•	Portfolio restructuring ahead of plan: and below expected cost; US exit the key component

•	UK operational restructuring on plan: £93 million reduction in underlying cost base in the full year; revenue decline halted for first time in three years

•	National Telco capital expenditure refocused: accelerated GSM roll-out in Caribbean

•	Bulldog acquisition accelerates implementation of UK strategy

•	Dividend reinstated: backdated to six months earlier than expected

•	Balance Sheet risk managed out

•	Strategic framework defined: to be clear number two in the UK market and a world leader in the provision of telecom services in small and medium-sized countries.

Cable & Wireless Chairman Richard Lapthorne said:

“Whether in the restructuring of our portfolio of businesses or of our operations, the past year has seen a remarkable determination to succeed from our staff worldwide. Eighteen months ago Cable & Wireless was regarded as down and out. Today, that is not the case and the resumption of dividends, whereby we are recommending a total dividend for the year of 3.15 pence per share, is evidence of our belief that we can build a prosperous future.”

Chief Executive’s Review of Operations

Last year I set out three priorities aimed at creating a stable platform from which to launch our reconstruction of the Group. I am encouraged by the progress that the Group has made so far and I am pleased to report genuine progress in each area.

Exit the US

Following the completion of its sale in March, we have now exited our US domestic business. The cash cost of withdrawing from this market will be within our original estimate of £300 million and, most importantly, we have exited this business with minimal disruption to our US and international customers.

Restructure the UK and drive performance

In the UK we have reduced capital expenditure and operating costs, introduced new skills and redesigned our systems and processes. Our initiatives in all these areas are reflected in the financial performance of the UK business this year.

We held revenues level year on year, halting the decline of approximately 6% in each half year over the last three years and we achieved an operating profit, before exceptional items and amortisation, of £33 million. This resulted from cost reduction and the positive impact of the reduced depreciation charge as a consequence of the impairments in the prior year. We reduced the underlying cost base in the UK by £93 million in the full year. This improvement is the result of our headcount reduction proceeding ahead of plan and significant savings achieved on property costs.

The UK business achieved break even free cash flow, a significant improvement against the cash outflow of £225 million in the prior year. This was achieved by reducing capital expenditure for the year to £101 million and by introducing tighter control on working capital. This restriction on capital expenditure was always a limited term measure. For the next 12 months we intend to move to a level of capital expenditure in the region of 9-10% of revenues, which will be shared fairly evenly across customer related, transformation and maintenance spending. The success of these actions demonstrates, however, the greatly improved financial control we have achieved.

We have now established a platform on which to reconstruct our position in the UK. The next phase in this transformation will be driven by our success in addressing customer needs and in capitalising on the opportunities offered by the shift in technology and, potentially, the regulatory review now in progress. Our recent acquisition of Bulldog is part of this positioning process, accelerating our ability to offer Broadband and IP based solutions to the Business segment and providing the means to leverage our existing infrastructure and reduce outpayments.

National Telcos

Despite ongoing liberalisation and increasing competitive pressure in most markets, our National Telco revenues have held steady in constant currency terms. The initiatives we have taken to reduce our cost base during the year have meant that, although underlying operating profit margins, excluding one off impacts, have declined year on year, the decline has slowed half on half. Free cash flow as a percentage of operating profit has remained stable.

In the Caribbean, where more than 70% of our revenue was exposed to competition by year-end, our increased involvement in these businesses has ensured better coordination and accountability. We have de-layered the regional management structure, upgraded management skills, appointed a local Head of Operations for the Caribbean and are looking to further strengthen management with Caribbean talent from outside the region. We have accelerated our GSM network roll out, introducing GSM services in ten Caribbean markets and recruited an experienced Head of Caribbean Mobile to drive performance through coordinated sales and marketing programmes. We have reduced headcount by more than 820 in areas that do not impact customer service and exited surplus properties.

Across all our National Telcos we recognise the importance of a constructive dialogue with local governments and regulators. We intend to work with host governments to ensure that our investment in new services will not only benefit customers and businesses but generate returns capable of balancing, over time, the decline in margins of more mature and increasingly competitive offerings.

Learning from our experience across increasingly liberalised markets we have been able to develop clear operating priorities to protect and stabilise margins over time and create businesses capable of delivering sustainable cash flow.

While we recognise that the progress of liberalisation means that the returns typically associated with exclusive licences will not be recaptured we believe that, through our operating priorities, these businesses will deliver sustainable cash flow and that we can leverage Cable & Wireless’ core skills in this area to selectively expand our footprint, strengthen our position and grow cash generation.

These priorities provide a framework against which to assess opportunities to selectively expand our footprint to strengthen our position and generate sustainable returns. Our criteria for expansion will focus on profitable integrated incumbents or mobile licences in small to medium-sized countries. Proximity to existing businesses and the opportunity to create hubs will also be considerations. All opportunities will continue to be screened against a strict financial framework to evaluate sustainable returns.

As we enter the reconstruction phase of our transformation plan we are realistic about the challenges we face. Our progress this year has enabled us to identify the framework that will drive our actions in developing our core business. In the UK our aim is to build a sustainable competitor position as the number two in the UK – helping customers migrate from legacy to new telecoms services, while efficiently managing current services. In National Telcos we intend to be an efficient, high skilled operator, to sustain profits and cash flow and to be the first choice provider of telco services for small to medium countries. In all markets the strength in our balance sheet and our focus on tight cash management will assist us in achieving our objectives.

I remain confident that our business has great potential and that we will continue to build on the improvements we have made this year.

CABLE AND WIRELESS PLC SUMMARY RESULTS	2 JUNE 2004

CONTINUING OPERATIONS – YEAR ENDED 31 MARCH*	2004	2003

Group Revenue	£3,384m	£3,677m
Operating profit before exceptional items and amortisation	£226m	£(42)m
Profit before tax and exceptional items	£317m	£79m
Earnings/(loss) per share before exceptional items and amortisation	8.0p	(2.3)p

Net cash balance at 31 March	£1,448m	£1,619m

Recommended dividend	3.15p	1.6p

* Continuing operations exclude the results for the US domestic business and TeleYemen.

TOTAL GROUP RESULT
INCLUDING CONTINUING AND DISCONTINUED OPERATIONS AND EXCEPTIONAL ITEMS

	2004	2003

Loss for the financial year	£(237)m	£(6,533)m

Basic and diluted loss per ordinary share	(10.2)p	(280.4)p

The full profit and loss account, cash flow statement and balance sheet, drawn up in accordance with UK generally accepted accounting principles, from which this information is extracted, is set out in the attachments.

EXECUTIVE SUMMARY

Trading overview

Revenue from continuing operations for the year ended 31 March 2004 was £3,384 million, an 8% decline from the prior year at reported rates. At constant currency, revenue from continuing operations for the full year fell by 4%. This decline reflects the impact of the disposal of domestic operations in continental Europe, and the termination of the provision of local services in Hong Kong, neither of which qualify as discontinued activities. Discontinued operations comprise the US domestic business and TeleYemen.

For the full year, operating profit from continuing operations before exceptional items and amortisation was £226 million, an improvement of £268 million compared to the prior year. This result reflects the reduction in operating costs due to the ongoing restructuring throughout the Group and the significantly reduced depreciation charge resulting from the impairment of assets in the prior year. The adverse impact of exchange rate movements, the continuing impact of liberalisation and competition in the National Telco markets, the write-off of GSM customer acquisition costs and other one-off costs in the National Telcos.

On a constant currency basis, operating profit from continuing operations before exceptional items fell by 5% in the second half due to the one-off costs in the National Telcos, offseting the improved performance in the UK. Further detail on these items is provided in the geographic performance sections on pages 13 to 22.

Income from joint ventures and associates fell to £41 million from £75 million in the prior year due to the reduction of the Group’s stake in MobileOne and the consequent reclassification of that stake as a trade investment, and adverse exchange rate movements. Operations in Trinidad & Tobago and Bahrain now account for 86% of operating profit earned from joint ventures and associates.

Profit before tax and exceptional items from continuing operations was £317 million for the year ended 31 March 2004 compared to £79 million in the prior year. Including TeleYemen, profit before tax and exceptional items from continuing operations was £329 million (2002/3: £98 million).

Cash and funding

Tight cash management was a key focus in the year. At 31 March 2004 the Group’s gross cash balance was £2,367 million. Total borrowings were £919 million, of which long term debt was £875 million. The net cash balance at 31 March 2004 was £1,448 million (including £12m of treasury instruments).

The Group issued £258 million convertible unsecured bonds due 2010 on 16 July 2003.

On 16 December 2003 the US$400 million Cable and Wireless plc bonds, totalling £239 million, were repaid in line with the redemption terms.

Dividend

In June 2003 the Board decided to suspend dividends for 12 months to give the Group greater financial flexibility during a transitional period. At that time the Board stated its intention to pay a final dividend for the year ending 31 March 2004.

The Board has recommended a full dividend for the year of 3.15 pence per share made up of 1.05 pence per share for the interim and 2.1 pence per share for the final, effectively reinstating the dividend six months early. The recommended dividend is subject to approval of the shareholders at the Company's Annual General Meeting to be held on 22 July 2004. If approved, the full dividend will be paid on 13 August 2004 to ordinary shareholders on the register at 23 July 2004 and to American Depositary Receipt holders on 23 August 2004.

The Board is proposing to introduce a scrip dividend scheme to operate for the full year dividend for the year ended 31 March 2004 and for any future dividends, subject to the approval of the Company's shareholders at the 2004 Annual General Meeting. All details will be posted to shareholders with the Annual Report and Accounts to be issued on 22 June 2004. The Company's existing Dividend Reinvestment Plan is suspended and will not operate for the full dividend for the year ended 31 March 2004. The Dividend Reinvestment Plan will be terminated subject to shareholder approval of the scrip dividend scheme. In this event, cash residues in the plan will be repaid to participants.

Discontinued operations

In the year to 31 March 2004 discontinued operations comprise the US domestic business and TeleYemen.

In December 2003, Cable & Wireless USA Inc and Cable & Wireless Internet Services Inc and certain of its affiliates (together CWA) compromising the domestic US business filed for Chapter 11 bankruptcy protection under the U.S bankruptcy code. Following a court supervised auction process, substantially all of the assets of CWA were sold to SAVVIS Communications Corporation and the completion of the sale was announced on 8 March 2004. In order to provide US connectivity for data and IP services to Cable & Wireless’ multinational customers based in the United Kingdom and other regions, Cable & Wireless continues to provide certain services in the United States through Cable & Wireless Americas Operations, Inc (‘CWAO’).

TeleYemen ceased operating upon the expiry of its licence on 31 December 2003 and its results for the year have accordingly been reclassified within discontinued operations.

Exceptional items

In the year to 31 March 2004, the Group recognised a net £502 million of exceptional charges. Exceptional items in continuing operations totalled £744 million, the principal component being impairment charges of £536 million. A net gain of £242 million was recognised in relation to discontinued operations which principally represents the exit from the US domestic business.

Exceptional items are analysed in detail on pages 10 and 11.

FINANCIAL RESULTS

The results and commentary that follow focus on the continuing activities of the Group and the geographic businesses within the Group.

The Group results presented below should be read in conjunction with the Group’s consolidated profit and loss, balance sheet and cash flow statements and related notes on pages 25 to 30.

Group Profit and Loss

Continuing Operations	H1 2003/4	H2 2003/4	FY 2003/4	FY 2002/3		Constant Currency Growth
	£m	£m	£m	£m	%
Revenue	1,733	1,651	3,384	3,677		(4)
Outpayments & network costs	(965)	(918)	(1,883)	(1,966)		2
Staff costs	(293)	(269)	(562)	(635)		9
Other costs	(228)	(235)	(463)	(453)		(7)
Depreciation before exceptional items	(124)	(126)	(250)	(665)		61

Operating profit/(loss) before exceptional items and amortisation	123	103	226	(42)
Amortisation of goodwill	1	2	3	(65)

Operating profit/(loss) before exceptional items	124	105	229	(107)
Exceptional items
- depreciation	-	(526)	(526)	(1,709)
- amortisation	-	(10)	(10)	(2,257)
- other operating costs	(131)	(91)	(222)	(160)
Joint ventures and associates	21	20	41	75

Total operating profit/(loss)	14	(502)	(488)	(4,158)
Profits less (losses) on sale and termination of operations	6	(6)	-	-
Exceptional profits on sale and termination of operations	-	2	2	-
Profits on disposal of fixed assets before exceptional items	16	10	26	-
Exceptional profits on disposal of fixed assets	-	12	12	62
Exceptional write-down of investments	-	-	-	(390)
Net interest income	10	16	26	120
Other similar income/(charges)	8	(13)	(5)	(9)

Profit/(loss) before tax	54	(481)	(427)	(4,375)

Profit before tax and exceptional items	185	132	317	79

The trading overview section on page 6 provides additional commentary on the Group’s performance.

The Group recorded a total operating loss from continuing operations of £488 million for the year ended 31 March 2004. This is after taking account of exceptional operating costs of £758 million comprising impairment charges totalling £536 million and costs associated with restructuring activities totalling £222 million.

Net interest income decreased significantly due to the reduction in gross cash invested, the decline in interest rates, the repayment of the PCCW zero-coupon exchangeable bonds and the issue in July 2003 of Cable and Wireless plc’s convertible bonds due 2010.

There are various other non-trading items, totalling £35 million, included in the loss before tax from continuing operations of £427 million in the year. These principally relate to the disposal of properties and a number of small trade investments around the Group.

Attributable profit/(loss)

	2003/4
					2002/3
	Underlying continuing operations*	Underlying Group result*	Exceptional Items	Reported	Reported
	£m	£m	£m	£m	£m

Continuing	317	317	(744)	(427)	(4,375)
Discontinued	-	(39)	242	203	(1,998)

Profit/(loss) before tax	317	278	(502)	(224)	(6,373)
Tax	(57)	(61)	73	12	(36)

Profit /(loss) after tax	260	217	(429)	(212)	(6,409)
Minority interests	(72)	(75)	50	(25)	(124)

Attributable profit/(loss)	188	142	(379)	(237)	(6,533)

Earnings/(loss) per share (pence)	8.1			(10.2)	(280.4)

* Including amortisation of negative goodwill of £3 million.

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Exceptional items

In the year ended 31 March 2004 the Group recognised £502 million of exceptional items, of which a £744 million charge related to continuing operations and a £242 million credit related to discontinued operations.

The analysis of the continuing exceptional charge of £744 million is set out in the table below.

Continuing operations	2003/4	2002/3
	£m	£m
Operating items
Depreciation	(526)	(1,709)
Amortisation of goodwill	(10)	(2,257)

Restructuring items
CW Global restructuring	-	(125)
UK business restructuring	(147)	-
Restructuring in National Telcos	(46)	(35)
Corporate restructuring	(15)	-
Japan & Asia restructuring	(7)	-
Europe restructuring	(7)	-

Total restructuring	(222)	(160)

Total operating items	(758)	(4,126)

Non-operating items
Write-down of investments	-	(390)
Profits on sale and termination of operations	2	-
Profits on disposal of fixed assets	12	62

Total non-operating items	14	(328)

Total exceptional items from continuing operations	(744)	(4,454)

The Group wide impairment review resulted in an exceptional charge of £526 million and £10 million against the carrying value of fixed assets and goodwill respectively. The impairment of fixed assets principally relates to TDMA mobile network assets in the National Telcos, switched voice assets in Japan & Asia and under-utilised cabling in the UK, some of which dates back to the Mercury business.

Restructuring in the UK has resulted in a charge of £147 million comprising property disposal costs of £91 million, employee costs of £48 million, and other costs of £8 million.

Restructuring in the National Telcos resulted in a charge of £46 million relating principally to staff costs. Corporate restructuring charges relate to employee redundancy costs and other cost reduction initiatives. Restructuring in Japan & Asia and Europe relates primarily to staff and property exit costs.

Non-operating items relate to the disposal of certain European businesses and property disposals in the UK, Europe and the Caribbean.

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The analysis of the discontinued exceptional credit of £242 million is set out in the table below.

Discontinued operations	2003/4	2002/3
	£m	£m
Operating items
Depreciation	-	(672)
Amortisation of goodwill	-	(468)
US business restructuring	(22)	(182)
Integration of US businesses	-	(31)
Onerous property and network contracts provisions	-	(69)

Total operating items	(22)	(1,422)

Non-operating items
Profits less (losses) on sale and termination of operations	248	(147)
Profits on disposal of fixed assets	16	-

Total non-operating items	264	(147)

Total exceptional items from discontinued operations	242	(1,569)

Exceptional items within discontinued operations relate predominately to CWA prior to November 2003 and its filing for Chapter 11 bankruptcy protection under the U.S bankruptcy code on 8 December 2003. The restructuring the US, resulted in charges of £22 million, principally relating to staff costs, and a net gain of £16 million on the disposal of properties.

An exceptional gain of £191 million arose on de-consolidation of CWA. In addition, £57 million of accruals previously set up on disposal of former Group businesses for anticipated costs have been released as they are no longer required.

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Group cash flow
	H1 2003/4	H2 2003/4	FY 2003/4	FY 2002/3
	£m	£m	£m	£m
Group operating profit/(loss) before exceptional items	80	119	199	(527)
Depreciation and amortisation	125	124	249	861
Non-cash items	3	(29)	(26)	58
Working capital	(42)	(4)	(46)	22
Net cash outflow in respect of provisions	(173)	(130)	(303)	(319)

Cash (outflow)/inflow from operating activities	(7)	80	73	95
Dividends received, returns on investments and servicing of finance	(39)	7	(32)	65
Taxation paid	(21)	(22)	(43)	(438)
Capital expenditure	(172)	(170)	(342)	(810)
Sale of current asset investments	229	-	229	600
Other financial investment	19	53	72	(5)
Acquisitions and disposals	(2)	(116)	(118)	110
Equity dividends paid	-	-	-	(119)

Net cash flow before financing and management of liquid resources	7	(168)	(161)	(502)

Gross cash	2,891	2,367	2,367	3,165
Net cash	1,623	1,448	1,448	1,619

Operating activities produced £73 million of cash in the year to 31 March 2004 which is broadly in line with the prior year.

Tax paid of £43 million in the year to 31 March 2004 relates to operations in the Caribbean, Panama, Macau and the Rest of the World.

Capital expenditure at £342 million in the year showed a significant decline on 2002/3 reflecting the focus on tightly controlling expenditure in the year. The largest single element of capital expenditure in the year was the accelerated roll out of GSM networks in the National Telcos.

The Group realised £229 million of cash in disposing of its stake in Pacific Century CyberWorks (PCCW) and further amounts in respect of the disposal of other investments.

The net cash outflow of £118 million from acquisitions and disposals includes cash spent in connection with exiting the US domestic business.

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Cable & Wireless Group Performance Analysis

Continuing Operations	UK	CWAO	Europe	Japan & Asia	Caribbean[2]	Panama	Macau	Rest of the World[3]	Other	FY 2003/4
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue	1,661	11	262	286	633	265	128	161	(23)	3,384

Outpayments & network costs	(1,158)	(23)	(198)	(159)	(203)	(74)	(51)	(40)	23	(1,883)
Staff costs	(254)	(4)	(40)	(46)	(97)	(27)	(12)	(27)	(55)	(562)
Other costs	(148)	-	(30)	(59)	(142)	(55)	(7)	(22)	-	(463)

Total operating costs[1]	(1,560)	(27)	(268)	(264)	(442)	(156)	(70)	(89)	(32)	(2,908)

Depreciation before exceptional items	(68)	-	(1)	(26)	(76)	(39)	(18)	(20)	(2)	(250)

Operating profit/(loss) before amortisation and exceptional items	33	(16)	(7)	(4)	115	70	40	52	(57)	226
Amortisation of goodwill	-	-	-	-	-	-	-	3	-	3
Joint ventures and associates	(1)	-	-	-	30	-	-	12	-	41

Total operating profit/(loss) before exceptional items	32	(16)	(7)	(4)	145	70	40	67	(57)	270

(Please refer to Appendix A on page 33 for comparative data for the prior period)

1 Excluding depreciation, amortisation and exceptional items
2 Results for Bermuda, previously included in the Caribbean, are for now included in RoW to reflect a change in management structure
3 ‘Rest of the World’ comprises the results of the Group’s operations in the Atlantic, Pacific and Indian Oceans, the Middle East and Guernsey

The geographical financial information in the above table reflects the management structure of the organisation

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United Kingdom

	H1 2003/4	H2 2003/4	FY 2003/4	FY 2002/3	** change as reported H2 v H1	** change as reported FY v FY
	£m	£m	£m	£m	%	%
Enterprise	225	228	453	436	1	4
Business	224	221	445	524	(1)	(15)
Carrier Services	376	387	763	724	3	5

Total revenue	825	836	1,661	1,684	1	(1)

Outpayments & network costs	(583)	(575)	(1,158)	(1,110)	1	(4)
Staff costs	(134)	(120)	(254)	(292)	10	13
Other costs	(81)	(67)	(148)	(166)	17	11

Total operating costs*	(798)	(762)	(1,560)	(1,568)	5	1

Depreciation	(34)	(34)	(68)	(413)	-	84

Operating (loss)/profit before exceptional items and amortisation	(7)	40	33	(297)	100+	100+
Amortisation	-	-	-	(62)	-	100
Joint ventures and associates	(2)	1	(1)	-	100+	-

Total operating (loss)/profit before exceptional items	(9)	41	32	(359)	100+	100+

Headcount (number)	5,047	4,398	4,398	5,682	13	23

* Excluding depreciation, amortisation and exceptional items
** Positive percentage represents improvement

Revenue for the six months to 31 March 2004 was £836 million, broadly flat compared to H1 following the downward trend experienced over the last five years. This result in the second half of the year reflects improved performance across enterprise and carrier services. Revenue for the year was £1,661 million, a decline of 1% compared to the prior year as growth in Enterprise and Carrier Services revenue was offset by the decline in Business revenue.

Enterprise revenue rose by 4% from the prior year as a result of increased focus on key customers which reduced customer churn and led to a number of incremental orders. Carrier Services revenue rose by 5% from the prior year reflecting increased voice traffic from mobile transit and operator services. Business revenue declined by 15% from the prior year but by only 1% in H2 2003/4 from H1, reflecting the successful strengthening of the sales acquisition teams and the streamlining of product offerings.

Total operating costs before depreciation, amortisation and exceptional items were £1,560 million, in line with the prior year. Reduced staff and other costs offset increased outpayments and network costs arising from increased voice traffic and increased equipment and operations maintenance costs to support enhancements made to the network during the year. Capitalised costs have reduced by £85 million in 2003/4 compared to the prior year reflecting the termination of the IBM contract and lower capital expenditure.

The fall in total operating costs in H2 2003/4 from H1 reflects the benefits of the restructuring initiatives launched in the first half of the year, which lead to a £41 million reduction in the underlying operating costs of the UK business through lower staff numbers, property cost savings, lower costs of purchased services and reduced bad debt expense. Headcount at 31 March 2004 was 4,398 compared to 5,682 at 31 March 2003, a 23% year on year reduction. This reflects a gross reduction of 1,887 partially offset by recruitment of 603 sales and support staff.

Total operating profit before exceptional items was £32 million, compared to a loss of £359 million in the prior year. This improvement in profitability resulted from the cost reductions outlined above and the significantly reduced depreciation and amortisation charge following the impairments of assets in the prior year.

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CWAO (US network)

FY 2003/4**
£m
Total revenue	11

Outpayments & network costs	(23)
Staff costs	(4)
Other costs	-

Total operating costs*	(27)

Depreciation & amortisation before exceptional items	-

Total operating loss before exceptional items	(16)

Headcount (number)	60

* Excluding depreciation, amortisation and exceptional items
** Commenced operations on 1 October 2003

In line with its strategy to withdraw from its former US domestic operations, Cable & Wireless formalised the ongoing commercial dealings between its US business (“CWA”) and the rest of the Group in September 2003. Under these arrangements, each party agreed to provide certain services to the other, including network capacity, for an interim period.

To facilitate the separation of CWA from the Group, Cable & Wireless incorporated a wholly owned subsidiary, Cable & Wireless Americas Operations, Inc. (“CWAO”) to provide ongoing US connectivity for data and IP services to Cable & Wireless’ multinational customers based in other regions, primarily those served by the UK and Japan & Asia. In addition, CWAO built a core network in the US comprising seven nodes in five cities and entered into access arrangements with third party carriers in order provide end-to-end services.

CWAO revenue of £11 million was derived from the provision of services to CWA from October 2003 together with the provision of services to other Cable & Wireless Group customers. Outpayments and network costs of £23 million represent the costs of operating CWAO’s core network plus amounts paid to CWA in accordance with the interim service arrangements described above.

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Europe

	H1 2003/4	H2 2003/4	FY 2003/4	FY 2002/3	reported change** H2 vH1	reported change** FY v FY	cc growth[1] H2 v H1	cc growth[1] FY v FY
	£m	£m	£m	£m	%	%	%	%
Enterprise	20	20	40	19	-	100+	1	93
Business	10	4	14	62	(60)	(77)	(59)	(79)
Carrier Services	121	87	208	223	(28)	(7)	(27)	(14)

Total revenue	151	111	262	304	(26)	(14)	(26)	(21)

Outpayments & network costs	(114)	(84)	(198)	(242)	26	18
Staff costs	(22)	(18)	(40)	(55)	18	27
Other costs	(22)	(8)	(30)	(50)	64	40

Total operating costs*	(158)	(110)	(268)	(347)	30	23	30	29

Depreciation	2	(3)	(1)	(28)	(100)+	96

Total operating loss before exceptional items	(5)	(2)	(7)	(71)	60	90	59	91

Headcount (number)	593	519	519	1,136	12	54

* Excluding depreciation, amortisation and exceptional items
** Positive percentage represents improvement

Revenue for the six months to 31 March 2004 was £111 million, a decline of 26% from H1 at constant currency. Revenue for the full year was £262 million, a decline of 21% at constant currency compared to the prior year. This reflects the decline in Carrier Services and Business revenues that were only partially offset by the material improvement in Enterprise revenue.

Enterprise revenue rose by 93% at constant currency from the prior year following the roll out of major contracts. Carrier Services revenue fell by 14% at constant currency from the prior year as a result of increased competition and the termination of unprofitable contracts. The decline in Carrier Services revenue in H2 compared to H1 also reflects the seasonal reduction in demand for mobile roaming traffic. Business revenue declined by 79% at constant currency as a result of the disposal of domestic operations in Sweden, Belgium, the Netherlands, Italy, Switzerland, France, Germany and the domestic data business in Russia.

Total operating costs before depreciation, amortisation and exceptional items were £268 million, a decline of 29% at constant currency from the prior year. Cost savings were achieved as a result of the exit of domestic operations described above as well as a reduction in headcount, property disposals and network rationalisation. Headcount at year-end was 519 compared to 1,136 at 31 March 2003, a 54% year on year reduction.

Total operating loss before exceptional items was £7 million, a £64 million reduction from the prior year, reflecting the reduction in operating costs and a reduction in the depreciation charge following the impairments of fixed assets in the prior year.

[1]	CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates. Positive percentage represents improvement.

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Japan & Asia (excl. Macau)

	H1 2003/4	H2 2003/4	FY 2003/4	FY 2002/3	reported change** H2 vH1	reported change** FY v FY	cc growth[1] H2 v H1	cc growth FY v FY
	£m	£m	£m	£m	%	%	%	%
Enterprise	31	21	52	96	(32)	(46)	(32)	(45)
Business	94	80	174	191	(15)	(9)	(15)	(8)
Carrier Services	33	27	60	92	(18)	(35)	(18)	(34)

Total revenue	158	128	286	379	(19)	(25)	(19)	(23)

Outpayments & network costs	(96)	(63)	(159)	(240)	34	34
Staff costs	(26)	(20)	(46)	(54)	23	15
Other costs	(27)	(32)	(59)	(64)	(19)	8

Total operating costs*	(149)	(115)	(264)	(358)	23	26	23	25

Depreciation	(14)	(12)	(26)	(62)	14	58

Operating (loss)/profit before exceptional items and amortisation	(5)	1	(4)	(41)	100+	90	100	90
Amortisation	-	-	-	(4)	-	100

Total operating (loss)/profit before exceptional items	(5)	1	(4)	(45)	100+	91	100	91

Headcount (number)	1,039	862	862	1,157	17	25

* Excluding depreciation, amortisation and exceptional items
** Positive percentage represents improvement

Revenue for the six months to 31 March 2004 was £128 million, a decline of 19% from H1 at constant currency. Revenue for the full year was £286 million, a decline of 23% at constant currency compared to the prior year as a result of a fall in revenue across all three customer segments.

Enterprise revenue fell by 45% at constant currency from the prior year reflecting the termination of the provision of local services in Hong Kong, pricing pressure on globally managed contracts and the termination of a major contract. Carrier Services revenue fell by 34% at constant currency from the prior year due to pricing pressures, increased competition, migration of customers to their own networks and the decline in international information services. Business revenues fell by 8% at constant currency from the prior year and by 15% in H2 2003/4 compared to H1 as a result of increased competition.

Total operating costs before depreciation, amortisation and exceptional items were £264 million, a decline of 25% at constant currency compared to the prior year. Cost savings were achieved as a result of a 25% reduction in headcount, reduced outpayments associated with the decline in revenue, lower property costs and reduced bad debt expense.

Total operating loss before exceptional items for the period was £4 million, a £41 million decline from the prior year reflecting a reduction in operating costs and a reduction in the depreciation charge following the impairments of assets in the prior year.

[1]	CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates. Postive percentage represents improvement.

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Caribbean

	H1 2003/4	H2 2003/4	FY 2003/4	FY 2002/3	reported change** H2 vH1	reported change** FY v FY	cc growth[1] H2 v H1	cc growth[1] FY v FY
	£m	£m	£m	£m	%	%	%	%
International voice	86	74	160	250	(14)	(36)	(4)	(26)
Domestic voice	104	100	204	236	(4)	(14)	7	5
Mobile	76	67	143	143	(12)	-	-	19
Data & IP	33	37	70	69	12	1	23	17
Other	29	27	56	58	(7)	(3)	3	10

Total revenue	328	305	633	756	(7)	(16)	3	(1)

Outpayments & network costs	(104)	(99)	(203)	(240)	5	15
Staff costs	(54)	(43)	(97)	(120)	20	19
Other costs	(61)	(81)	(142)	(107)	(33)	(33)

Total operating costs*	(219)	(223)	(442)	(467)	(2)	5	(13)	(12)

Depreciation	(39)	(37)	(76)	(74)	5	(3)

Operating profit before exceptional items and amortisation	70	45	115	215	(36)	(47)	(27)	(37)
Amortisation	-	-	-	(1)	-	100
Joint ventures & associates	15	15	30	33	-	(9)	9	(1)

Total operating profit before exceptional items	85	60	145	247	(29)	(41)	(21)	(32)

Headcount (number)	4,690	4,254	4,254	5,073	9	16

Results for Bermuda, previously included in the Caribbean, are now included in RoW to reflect a change in management structure
*Excluding depreciation, amortisation and exceptional items
** Positive percentage represents improvement

Revenue for the six months to 31 March 2004 was £305 million, an increase of 3% at constant currency compared to H1. Revenue for the full year was £633 million, a decline of 1% at constant currency compared to the prior year. This result reflects the decline in International revenue, offset by significant increases in Mobile and Data & IP revenue.

International revenue declined by 26% and domestic revenue increased at 5% at constant currency compared to the prior year. This reflects the ongoing pressure on international settlement rates across all Caribbean markets and in particular the impact of rebalancing between international and domestic revenue as a result of the liberalisation of the international fixed line market in Jamaica in March 2003. Domestic revenue also benefited from increased volumes of interconnect traffic driven by increasing numbers of competitors in the market.

Mobile revenue increased by 19% at constant currency from the prior year due to increased customer numbers, supported by the launch of GSM services in the seven largest markets. The Mobile customer base at 31 March 2004 was 1,141,000 compared to 1,122,000 at 30 September 2003 and 943,000 at 31 March 2003. Increased competitive pressure in the Jamaican mobile market in H2 offset growth in other regions, leaving overall Mobile revenue in H2 flat at constant currency compared to H1. Data & IP continued to deliver strong growth with revenue rising by 17% at constant currency from the prior year.

Total operating costs before depreciation, amortisation and exceptional items were £442 million, an increase of 12% at constant currency from the prior year. Outpayments and network costs increased by 2% at constant currency principally due to increased mobile handset subsidies as a result of intensified competition and the launch of GSM services in major regions. In light of increased competition in the mobile market, previously capitalised GSM handset subsidies of £6 million were written off to outpayments and network costs at the year end.

Other costs rose by 56% at constant currency from the prior year as a result of a £10 million write off of receivables and a £13 million credit in the prior year relating to the release of accruals that were no longer required. Staff costs were reduced by 6% at constant currency from the prior year reflecting a reduction in headcount of 819 from the prior year. Allowing for one off items, underlying operating profit margins were stable in H2 compared to H1.

Total operating profit before exceptional items was £145 million, a decline of 32% at constant currency from the prior year, reflecting the factors noted above.

[1]	CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates. Positive percentage represents improvement.

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Panama

	H1 2003/4	H2 2003/4	FY 2003/4	FY 2002/3	reported change** H2 vH1	reported change** FY v FY	cc growth[1] H2 v H1	cc growth[1] FY v FY
	£m	£m	£m	£m	%	%	%	%
International voice	13	10	23	42	(23)	(45)	(15)	(40)
Domestic voice	74	65	139	162	(12)	(14)	(4)	(6)
Mobile	27	30	57	38	11	50	21	64
Data & IP	14	15	29	22	7	32	17	44
Other	7	10	17	15	43	13	54	24

Total revenue	135	130	265	279	(4)	(5)	5	4

Outpayments & network costs	(34)	(40)	(74)	(69)	(18)	(7)
Staff costs	(15)	(12)	(27)	(33)	20	18
Other costs	(23)	(32)	(55)	(41)	(39)	(34)

Total operating costs*	(72)	(84)	(156)	(143)	(17)	(9)	(27)	(19)

Depreciation	(19)	(20)	(39)	(45)	(5)	13

Total operating profit before exceptional items	44	26	70	91	(41)	(23)	(34)	(16)

Headcount (number)	1,873	1,881	1,881	2,218	-	15

* Excluding depreciation, amortisation and exceptional items
** Positive percentage represents improvement

Revenue for the six months to 31 March 2004 was £130 million, an increase of 5% from H1 at constant currency. Revenue for the full year was £265 million, an increase of 4% at constant currency compared to the prior year as growth in Mobile and Data & IP offset the decline in International and Domestic revenue.

International revenues fell by 40% and domestic revenues fell by 6% at constant currency from the prior year due to increased competition following the liberalisation of international and domestic voice services from 2 January 2003. The decline in international and domestic revenue was partially offset by continued strong growth in Mobile revenue which increased by 64% at constant currency from the prior year reflecting increased market share in prepaid and strong growth in post paid, driven by the introduction of GSM.

Data & IP revenue rose by 44% at constant currency compared to the prior year due to the completion of a number of major projects now generating revenue and continued strong growth in internet revenues. At 31 March 2004 the number of Mobile and ADSL subscribers stood at approximately 509,000 and 17,000 respectively. Mobile and Data & IP revenue now represents 32% of total revenue compared to 22% in the prior year.

Total operating costs before depreciation, amortisation and exceptional items were £156 million, a 19% increase at constant currency compared to the prior year, £9 million of which is attributable to the settlement of legal proceedings brought against C&W Panama in 1999. Outpayments and network costs increased by 17% at constant currency from the prior year reflecting changes to the sales mix, which have led to an increase in mobile subscriber acquisition costs, and the introduction of competition, which has led to higher outpayments as more traffic terminates on third party networks. Outpayments and network costs also include a £2.5 million charge to write-off previously capitalised handset subsidies. Other costs increased by 47% at constant currency compared to the prior year reflecting a 53% increase in marketing spend following liberalisation of the domestic and international markets. Headcount was stable in the second half of the year following a 16% reduction in H1.

Total operating profit before exceptional items was £70 million, a decline of 16% at constant currency from the prior year due to the legal settlement noted above.

[1]	CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates. Positive percentage represents improvement.

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Macau

	H1 2003/4	H2 2003/4	FY 2003/4	FY 2002/3	reported change** H2 vH1	reported change** FY v FY	cc growth[1] H2 v H1	cc growth[1] FY v FY
	£m	£m	£m	£m	%	%	%	%
International voice	19	15	34	35	(21)	(3)	(13)	6
Domestic voice	9	9	18	20	-	(10)	9	(2)
Mobile	24	23	47	58	(4)	(19)	4	(11)
Data & IP	16	8	24	27	(50)	(11)	(44)	(3)
Other	3	2	5	6	(33)	(17)	(26)	(9)

Total revenue	71	57	128	146	(20)	(12)	(12)	(4)

Outpayments & network costs	(31)	(20)	(51)	(57)	35	11
Staff costs	(6)	(6)	(12)	(15)	-	20
Other costs	(4)	(3)	(7)	(14)	25	50

Total operating costs*	(41)	(29)	(70)	(86)	29	19	22	11

Depreciation	(9)	(9)	(18)	(18)	—	—

Total operating profit before exceptional items	21	19	40	42	(10)	(5)	(1)	4

Headcount (number)	919	881	881	947	4	7

* Excluding depreciation, amortisation and exceptional items
** Positive percentage represents improvement

Revenue for the six months to 31 March 2004 was £57 million, a decline of 12% at constant currency compared to H1. Revenue for the full year was £128 million, a decline of 4% at constant currency compared to the prior year. This reflects the decline in Mobile and Data & IP which was not fully offset by the growth in International revenue.

International revenue for the full year rose by 6% at constant currency from the prior year, but H2 2003/4 revenue fell by 13% at constant currency from H1 due to rate reductions in international transit traffic and lower outbound traffic as a result of increased competition. Mobile revenue declined by 11% at constant currency from the prior year due to lower handset sales and price reductions resulting from competitive pressures. Data & IP revenue for the full year declined by 3% at constant currency from the prior year with the decline of 44% at constant currency in H2 2003/4 from H1 reflecting the transfer of the Asia Cities business to Japan & Asia from 1 October 2003.

Total operating costs before depreciation, amortisation and exceptional items were £70 million, an 11% reduction at constant currency from the prior year. Outpayments and network costs fell by 2% at constant currency due to reduced mobile handset sales and lower government royalty payments. Staff costs were reduced by 12% at constant currency due to lower headcount and the transfer of staff associated with the Asia Cities business. Other costs were reduced by 45% at constant currency from the prior year due to lower marketing costs, repairs and maintenance and tight control of other operating expenses.

Total operating profit before exceptional items was £40 million, an increase of 4% at constant currency from the prior year.

[1]	CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates. Positive percentage represents improvement.

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Rest of the World***

	H1 2003/4	H2 2003/4	FY 2003/4	FY 2002/3	reported change** H2 vH1	reported change** FY v FY	cc growth[1] H2 v H1	cc growth FY v FY
	£m	£m	£m	£m	%	%	%	%
International voice	24	20	44	48	(17)	(8)	(16)	(6)
Domestic voice	16	15	31	32	(6)	(3)	3	6
Mobile	23	29	52	45	26	16	36	26
Data & IP	13	14	27	25	8	8	17	18
Other	5	2	7	9	(60)	(22)	(54)	(15)

Total revenue	81	80	161	159	(1)	1	5	9

Outpayments & network costs	(19)	(21)	(40)	(35)	(11)	(14)
Staff costs	(12)	(15)	(27)	(28)	(25)	4
Other costs	(12)	(10)	(22)	(16)	17	(38)

Total operating costs*	(43)	(46)	(89)	(79)	(7)	(13)	(13)	(21)

Depreciation	(10)	(10)	(20)	(22)	-	9

Operating profit before exceptional items and amortisation	28	24	52	58	(14)	(10)	(7)	(4)
Amortisation	1	2	3	2	100	50
Joint ventures & associates	8	4	12	29	(50)	(59)	(43)	(55)

Total operating profit before exceptional items	37	30	67	89	(19)	(25)	(12)	(19)

Headcount (number)	1,435	1,414	1,414	1,449	1	2

Results for Bermuda, previously included in the Caribbean, are now included in RoW to reflect a change in management structure
* Excluding depreciation, amortisation and exceptional item
** Positive percentage represents improvement
*** Current and prior year results from TeleYemen are included in discontinued operations

Revenue for the six months to 31 March 2004 was £80 million, an increase of 5% at constant currency from H1. Revenue for the full year was £161 million, an increase of 9% at constant currency from the prior year.

International revenue fell by 6% at constant currency from the prior year due to continuing price pressure in all markets as a result of increased competition. Mobile revenue rose by 26% at constant currency compared to the prior year due to continued growth in subscribers in Sakhalin, the Maldives and Guernsey.

Total operating costs before depreciation, amortisation and exceptional items were £89 million, a 21% increase at constant currency compared to the prior year due to increased licence fee payments, bad debt expense and property costs and an increase in staff costs in the second half of the year.

Income from Joint ventures & associates declined by 43% at constant currency in H2 from H1 due to an impairment in the carrying value of an associate.

Total operating profit before exceptional items was £67 million, a decline of 19% at constant currency compared to the prior year, due to the impairment in the carrying value of an associate.

[1]	CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates. Positive percentage represents improvement.

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ADDITIONAL INFORMATION

Exchange rate movements

Year on year average exchange rates show a 9% devaluation of the US dollar against sterling and a 31% devaluation of the Jamaica dollar against sterling. This has had a significant impact on the Group as a large proportion of the businesses report in Jamaican dollars or currencies which are linked or pegged to the US dollar. The 17% relative decline of the Jamaican dollar against the US dollar had an adverse impact on outpayments denominated in US dollars.

Average and period end US and Jamaican dollar exchange rates used in the current and prior year are shown below.

	2003/4		2002/3
	H1	Full year	Full year
US$
-Average	1.6071	1.6809	1.5367
-Period end	1.6596	1.8109	1.5679

Jamaican$
-Average	92.4226	98.7064	75.3319
-Period end	97.9135	109.4480	85.8425

Insurance

Prior to 1 April 2003 Pender Insurance Limited (“Pender”), the Group’s Isle of Man insurance subsidiary, wrote policies in favour of the Group and third parties. In June 2003 the Group disclosed that potentially significant claims had been made against Pender under certain of these third party policies. One such insurance claim was paid during the year at a cost to Pender of approximately £19 million following recoveries from reinsurers. This figure is expected to be reduced further by reinsurance contributions that are still under negotiation. Cable & Wireless continues to review and monitor the status of Pender and the claims it receives.

As previously disclosed, Cable & Wireless and Pender commenced legal action against five companies and six individuals (five of whom are ex-employees of Cable & Wireless) on 30 March 2004. This litigation is ongoing and developments will be disclosed as appropriate.

Pensions

At 31 March 2004, the pension deficit calculated using FRS17 principles for the funded defined benefit pension schemes was £336 million in respect of the principal UK scheme (31 March 2003: £476 million) and £21 million in respect of the rest of the Group (31 March 2003: £54 million). The deficit in unfunded defined benefit schemes at 31 March 2004 was £46 million in respect of the Group (31 March 2003: £48 million) including £20 million in respect of the UK (31 March 2003: £18 million).

The Group continues to account for pensions in accordance with UK GAAP on the basis of SSAP24.

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IFRS

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles (GAAP) in the United Kingdom. A reconciliation of net income and shareholders equity between UK GAAP and US GAAP is provided on pages 31 and 32.

Cable & Wireless will report under International Financial Reporting Standards (IFRS) from 30 June 2005 (First Quarter Trading statement 2005/6). Detailed analysis of the impact of IFRS is ongoing.

Quarterly Trading Statement

The First Quarter Trading Statement for the financial year ending 31 March 2005 will be issued on 21 July 2004 and will include details of first quarter revenue and the net cash position of the Group.

Annual General Meeting

The Annual General Meeting will be held at 11.00am on 22 July 2004 at the London Hilton on Park Lane, 22 Park Lane, London.

If you have any enquiries as a UK shareholder, please call the Company Secretary’s Office on +44 20 7315 4000. With effect from 4 June, ADR holders should call JP Morgan Chase Bank on +1 800 440 1135.

Contacts

Investor Relations:
Virginia Porter	Acting Director, Investor Relations	+44 20 7315 4460
Craig Thornton	Manager, Investor Relations	+44 20 7315 6225
Glenn Wight	Manager, Investor Relations	+44 20 7315 4468

Media:
Lesley Smith	Group Director of Corporate & Public Affairs	+44 20 7315 4410
Peter Eustace	Head of Media Relations	+44 20 7315 4495

Interviews with Francesco Caio, CEO and Charles Herlinger, CFO in video/audio and text will be available from 07.00am.on Wednesday 2 June 2004 on: http://www.cw.com and on http://www.cantos.com

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Consolidated profit and loss account
for the year ended 31 March
		Continuing operations	Discontinued operations	2004		Continuing operations	Discontinued operations	2003
		£m	£m	£m		£m	£m	£m
	Turnover of the Group including its share of joint ventures and associates	3,581	287	3,868		3,937	714	4,651
Share of turnover of	- joint ventures	(136)	-	(136)		(195)	-	(195)
	- associates	(61)	-	(61)		(65)	-	(65)

	Group turnover	3,384	287	3,671		3,677	714	4,391

	Operating costs before depreciation, amortisation and exceptional items	(2,908)	(315)	(3,223)		(3,054)	(1,003)	(4,057)
	Exceptional operating costs	(222)	(22)	(244)		(160)	(282)	(442)
	Depreciation before exceptional items	(250)	(2)	(252)		(665)	(70)	(735)
	Exceptional depreciation	(526)	-	(526)		(1,709)	(672)	(2,381)
	Amortisation of goodwill before exceptional items	3	-	3		(65)	(61)	(126)
	Exceptional amortisation	(10)	-	(10)		(2,257)	(468)	(2,725)

	Total operating costs	(3,913)	(339)	(4,252)		(7,910)	(2,556)	(10,466)

	Group operating loss	(529)	(52)	(581)		(4,233)	(1,842)	(6,075)
	Share of operating profits in joint ventures	23	-	23		53	-	53
	Share of operating profits in associates	18	-	18		22	-	22

	Total operating loss	(488)	(52)	(540)		(4,158)	(1,842)	(6,000)
	Exceptional profits less (losses) on sale and termination of operations	2	248	250		-	(147)	(147)
	Profits less (losses) on disposal of fixed assets before exceptional items	26	(1)	25		-	-	-
	Exceptional items	12	16	28		62	-	62
	Profits on disposal of fixed assets	38	15	53		62	-	62
	Exceptional write down of investments	-	-	-		(390)	-	(390)

	Profit/(Loss) on ordinary activities before interest	(448)	211	(237)		(4,486)	(1,989)	(6,475)
	Net interest and other similar income/(charges)
	- Group			13				103
	- Joint ventures and associates			-				(1)
	Total net interest and other similar income			13				102

	Loss on ordinary activities before taxation			(224)				(6,373)
	Tax credit/(charge) on loss on ordinary activities			12				(36)

	Loss on ordinary activities after taxation			(212)				(6,409)
	Equity minority interests			(25)				(124)

	Loss for the financial year			(237)				(6,533)
	Dividends			(73)				(37)

	Loss for the year retained			(310)				(6,570)

	Basic and diluted loss per Ordinary Share			(10.2	)p			(280.4	)p
	Dividends per Ordinary Share			3.15	p			1.6	p

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Group balance sheet
at 31 March

		2004	2003
		£m	£m
	Fixed assets
	Intangible assets	(9)	(2)
	Tangible assets	1,214	1,937

	Loans to joint ventures and associates	1	1
	Interest in net assets of joint ventures	132	148
	Investments in associates	75	83
	Other investments	99	123

	Total fixed asset investments	307	355

		1,512	2,290

	Current assets
	Stocks	38	51
	Current asset investments	12	246
Debtors	- due within one year	875	1,455
	- due after more than one year	175	166
	Short term deposits	2,217	2,958
	Cash at bank and in hand	138	196

		3,455	5,072

	Creditors: amounts falling due within one year	(1,668)	(3,275)

	Net current assets	1,787	1,797

	Total assets less current liabilities	3,299	4,087

	Convertible debt	(252)	-
	Other creditors	(623)	(807)

	Creditors: amounts falling due after more than one year	(875)	(807)
	Provisions for liabilities and charges	(431)	(760)

		(1,306)	(1,567)

	Net assets	1,993	2,520

	Capital and reserves
	Called up share capital	596	596
	Share premium account	2	1,745
	Special reserve	1,745	-
	Capital redemption reserve	105	105
	Profit and loss account	(704)	(297)

	Equity shareholders' funds	1,744	2,149
	Equity minority interests	249	371

	Capital employed	1,993	2,520

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Group cash flow statement
for the year ended 31 March

	2004	2003
	£m	£m
Net cash inflow from operating activities	73	95

Dividends from joint ventures	12	13
Dividends from associates	13	15

	25	28

Returns on investments and servicing of finance
Interest and similar income received	103	197
Interest paid	(89)	(88)
Net interest element of finance lease rentals paid	(1)	(2)
Dividends paid to minorities	(75)	(70)
Income received from other investments	5	-

	(57)	37

Taxation	(43)	(438)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(342)	(810)
Sale of tangible fixed assets	38	15
Purchase of current asset investments	(1)	(3)
Purchase of investments	(4)	(38)
Sale of current asset investments	229	600
Sale of investments	39	11
Loans to joint ventures and associates	-	10

	(41)	(215)

Acquisitions and disposals
Disposal of subsidiary undertakings (net of cash disposed and disposal costs)	(120)	14
Purchase of shareholdings in subsidiary undertakings (net of cash received)	(5)	2
Receipts from sale of associates	7	94

	(118)	110

Equity dividends paid to shareholders	-	(119)

Management of liquid resources
Movement in short term investments and fixed deposits (net)	932	(1,040)

Financing
Issue of ordinary share capital	2	1
Capital element of finance lease rental repayments	(1)	(18)
Other long term debt issued	280	88
Long term debt repaid	(863)	(649)

	(582)	(578)

Increase/(Decrease) in cash in the year	189	(2,120)

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Consolidated statement of total recognised gains and losses for the year ended 31 March

	2004	2003
	£m	£m

Loss for the financial year	(237)	(6,533)
Currency translation differences on foreign currency net investments and related borrowings	(97)	(240)

Total losses relating to the financial year	(334)	(6,773)

Reconciliation of movements in consolidated equity shareholders' funds for the year ended 31 March

		2004	2003
		£m	£m

	Loss for the financial year	(237)	(6,533)
Dividends	- interim	-	(37)
	- full	(73)	-

	Loss for the year carried forward	(310)	(6,570)
	Other recognised gains and losses relating to the year	(97)	(240)
	New share capital issued	2	1

	Net decrease in equity shareholders' funds	(405)	(6,809)
	Opening equity shareholders' funds	2,149	8,958

	Closing equity shareholders' funds	1,744	2,149

Segmental analysis of Group turnover
for the year ended 31 March

	2004	2003
	£m	£m

UK	1,661	1,684
CWAO (US network)	11	-
Europe	262	304
Japan & Asia	286	379
Caribbean	633	756
Panama	265	279
Macau	128	146
Rest of the World	161	159
Inter-regional turnover	(23)	(30)

Continuing operations	3,384	3,677
Discontinued operations	287	714

Group turnover	3,671	4,391

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Segmental analysis of Group operating (loss)/profit before interest and taxation for the year ended 31 March

	Profit/(loss) before exceptional items, interest and	Exceptional	(Loss)/profit on ordinary activities before interest and taxation
	taxation £m	items £m	2004 £m	2003 £ m

United Kingdom	33	(256)	(223)	(3,929)
CWAO (US network)	(16)	-	(16)	-
Europe	(4)	(2)	(6)	(369)
Japan & Asia	2	(133)	(131)	(266)
Caribbean	115	(243)	(128)	195
Panama	70	(73)	(3)	77
Macau	40	(2)	38	42
Rest of World	55	(1)	54	59
Other	(40)	(34)	(74)	(424)
Joint ventures and associates	41	-	41	129

Continuing operations	296	(744)	(448)	(4,486)
Discontinued operations	(31)	242	211	(1,989)

	265	(502)	(237)	(6,475)

Segmental analysis of Group share of turnover and operating profits/(losses) of joint ventures and associates for the year ended 31 March

	Turnover		Operating profit/(loss)
	2004 £m	2003 £m	2004 £m	2003 £m

UK	6	6	(1)	-
Caribbean	108	111	30	33
Other	-	52	-	13
Rest of World	83	91	12	29

Total	197	260	41	75

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Reconciliation of Group operating loss to net cash inflow from operating activities for the year ended 31 March

	2004	2003
	£m	£m

Operating loss	(581)	(6,075)
Add back non-cash items:
Depreciation and amortisation (before exceptional items)	249	861
Exceptional non-cash items	574	5,446
Other non-cash items	-	27
Decrease in stocks	11	33
Decrease in debtors	508	882
(Decrease) in creditors	(565)	(893)
Fundamental reorganisation costs	-	(89)
Net cash outflow in respect of provisions	(123)	(97)

Net cash inflow from operating activities	73	95

Reconciliation of net cash flow to movement in net funds
for the year ended 31 March

	2004	2003
	£m	£m

Increase/(decrease) in cash in the year	189	(2,120)
Cash outflow resulting from decrease in debt and lease financing	582	581
Cash (inflow)/outflow resulting from (decrease)/increase in liquid resources	(932)	1,040

Decrease in net funds resulting from cash flows	(161)	(499)
Liquid resources of businesses acquired and disposed	(19)	-
Translation and other differences	8	87

Movement in net funds in the year	(172)	(412)
Net funds at 1 April	1,608	2,020

Net funds at 31 March	1,436	1,608

Analysis of changes in net funds

	At 1 April 2003 £m	Cash flow £m	Acquisitions and disposals £m	Exchange movements £m	At 31 March 2004 £m

Cash at bank and in hand	196	(42)	-	(16)	138
Short term deposits repayable on demand	140	230	-	(9)	361
Bank overdrafts	(2)	1	-	-	(1)

	334	189	-	(25)	498

Liquid resources	2,818	(932)	(19)	(11)	1,856

Debt due within 1 year	(823)	764	-	16	(43)
Debt due after 1 year	(721)	(182)	-	28	(875)

Total debt	(1,544)	582	-	44	(918)

Total net funds	1,608	(161)	(19)	8	1,436

US GAAP

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles (GAAP) in the United Kingdom which differ in certain material respects from US GAAP. The significant differences relate principally to the following items and the adjustments necessary to present net income and shareholders’ equity in accordance with US GAAP are shown below.

Reconciliation of UK/US GAAP – net income
for the year ended 31 March
	2004		2003
	£m		£m

Net loss as reported under UK GAAP	(237)		(6,533)

US GAAP adjustments:
US discontinued operations	(156)		-
Amortisation and impairment of goodwill and other intangible assets	(1)		53
Customer acquisition costs	11		(5)
Restructuring costs and onerous contracts	(2)		149
Derivative and hedge accounting	(2)		(59)
Capitalisation of interest	10		(6)
Marketable securities	(31)		4
Pension costs	(39)		18
Capacity sales	2		2
Stock based compensation	7		(4)
ESOP Shares	-		120
Impairment	131		-
Other	(10)		10
Deferred tax - tax effect of US GAAP reconciling items	(25)		58
Minority interest on reconciling items	6		(21)

Net loss under US GAAP	(336)		(6,214)

Comprising:
- Continuing operations	(307)		(4,732)
- Discontinued operations	(29)		(1,482)

Loss per share under US GAAP
- Basic and diluted	(14.4	)p	(266.7	)p
Loss per ADR under US GAAP*
- Basic and diluted	(43.2	)p	(800.1	)p

*	Computed on the basis that one ADR represents three Ordinary Shares.

Reconciliation of UK/US GAAP – shareholders’ equity
for the year ended 31 March

	2004	2003
	£m	£m

Shareholders’ equity as reported under UK GAAP	1,744	2,149
US GAAP adjustments:
Reconsolidation of US operations	(29)	-
Goodwill and other intangible assets	264	307
Customer acquisition costs	-	(11)
Restructuring costs and onerous contracts	70	146
Derivative and hedge accounting	-	(1)
Capitalisation of interest	26	16
Gain on marketable securities	54	42
Pension costs	(392)	(454)
ESOP shares	(41)	(38)
Proposed final dividend	73	-
Capacity sales	(25)	(27)
Impairment	131	-
Deferred tax – tax effect of US GAAP reconciling items	(25)	-
Other	(10)	(5)
Minority interest on reconciling items	7	1

Shareholders' equity under US GAAP	1,847	2,125

Additional information for US investors

Additional information and specific enquiries concerning Cable & Wireless ADRs should be addressed to JP Morgan Chase Bank, 270 Park Avenue, New York, NY10017 USA, (Telephone: Shareholder Services: +1 800 440 1135).

Nature of Financial Statements

These financial statements are not the full financial statements for the Group. The abridged profit and loss account and balance sheet for the year to 31 March 2003 is an extract from the full accounts for that year which have been delivered to the Registrar of Companies; the report of the auditors on those accounts was unqualified. The full financial statements for this year, on which the Auditors have reported without qualification, have not yet been delivered to the Registrar of Companies. A full copy of the financial statements or the Annual Review will be mailed to shareholders on 22 June 2004 and can be obtained thereafter from A. Garard, Company Secretary, at 124 Theobalds Road, London WC1X 8RX.

APPENDIX A

Cable & Wireless Group Performance Analysis

Comparative Data FY 2002/3

Continuing Operations	UK	CWAO	Europe	Japan & Asia	Caribbean[2]	Panama	Macau	Rest of the World[3]	Other	FY 2002/3
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue	1,684	-	304	379	756	279	146	159	(30)	3,677

Outpayments & network costs	(1,110)	-	(242)	(240)	(240)	(69)	(57)	(35)	27	(1,966)
Staff costs	(292)	-	(55)	(54)	(120)	(33)	(15)	(28)	(38)	(635)
Other costs	(166)	-	(50)	(64)	(107)	(41)	(14)	(16)	5	(453)

Total operating costs[1]	(1,568)	-	(347)	(358)	(467)	(143)	(86)	(79)	(6)	(3,054)

Depreciation before exceptional items	(413)	-	(28)	(62)	(74)	(45)	(18)	(22)	(3)	(665)

Operating profit/(loss) before exceptional items and amortisation	(297)	-	(71)	(41)	215	91	42	58	(39)	(42)
Amortisation	(62)	-	-	(4)	(1)	-	-	2	-	(65)
Joint ventures and associates	-	-	-	-	33	-	-	29	13	75

Total operating profit/(loss) before exceptional items	(359)	-	(71)	(45)	247	91	42	89	(26)	(32)

[1] Excluding depreciation, amortisation and exceptional items
[2] Results for Bermuda, previously included in the Caribbean, are for now included in RoW to reflect a change in management structure
[3] ‘Rest of the World’ comprises the results of the Group’s operations in the Atlantic, Pacific and Indian Oceans, the Middle East and Guernsey

The geographical financial information in the above table reflects the management structure of the organisation.

APPENDIX A (CONT’D)

Cable & Wireless Group Performance Analysis

Comparative Data H2 2003/4

Continuing Operations	UK	CWAO	Europe	Japan & Asia	Caribbean[2]	Panama	Macau	Rest of the World[3]	Other	H2 2003/4
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue	836	11	111	128	305	130	57	80	(7)	1,651

Outpayments & network costs	(575)	(23)	(84)	(63)	(99)	(40)	(20)	(21)	7	(918)
Staff costs	(120)	(4)	(18)	(20)	(43)	(12)	(6)	(15)	(31)	(269)
Other costs	(67)	-	(8)	(32)	(81)	(32)	(3)	(10)	(2)	(235)

Total operating costs[1]	(762)	(27)	(110)	(115)	(223)	(84)	(29)	(46)	(26)	(1,422)

Depreciation before exceptional items	(34)	-	(3)	(12)	(37)	(20)	(9)	(10)	(1)	(126)

Operating profit/(loss) before exceptional items and amortisation	40	(16)	(2)	1	45	26	19	24	(34)	103
Amortisation	-	-	-	-	-	-	-	2	-	2
Joint ventures and associates	1	-	-	-	15	-	-	4	-	20

Total operating profit/(loss) before exceptional items	41	(16)	(2)	1	60	26	19	30	(34)	125

[1] Excluding depreciation, amortisation and exceptional items
[2] Results for Bermuda, previously included in the Caribbean, are for now included in RoW to reflect a change in management structure
[3] ‘Rest of the World’ comprises the results of the Group’s operations in the Atlantic, Pacific and Indian Oceans, the Middle East and Guernsey

The geographical financial information in the above table reflects the management structure of the organisation.

APPENDIX A (CONT’D)

Cable & Wireless Group Performance Analysis

Comparative Data H1 2003/4

Continuing Operations	UK	CWAO	Europe	Japan & Asia	Caribbean[2]	Panama	Macau	Rest of the World[3]	Other	H1 2003/4
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue	825	-	151	158	328	135	71	81	(16)	1,733

Outpayments & network costs	(583)	-	(114)	(96)	(104)	(34)	(31)	(19)	16	(965)
Staff costs	(134)	-	(22)	(26)	(54)	(15)	(6)	(12)	(24)	(293)
Other costs	(81)	-	(22)	(27)	(61)	(23)	(4)	(12)	2	(228)

Total operating costs[1]	(798)	-	(158)	(149)	(219)	(72)	(41)	(43)	(6)	(1,486)

Depreciation before exceptional items	(34)	-	2	(14)	(39)	(19)	(9)	(10)	(1)	(124)

Operating profit/(loss) before exceptional items and amortisation	(7)	-	(5)	(5)	70	44	21	28	(23)	123
Amortisation	-	-	-	-	-	-	-	1	-	1
Joint ventures and associates	(2)	-	-	-	15	-	-	8	-	21

Total operating profit/(loss) before exceptional items	(9)	-	(5)	(5)	85	44	21	37	(23)	145

[1] Excluding depreciation, amortisation and exceptional items
[2] Results for Bermuda, previously included in the Caribbean, are for now included in RoW to reflect a change in management structure
[3] ‘Rest of the World’ comprises the results of the Group’s operations in the Atlantic, Pacific and Indian Oceans, the Middle East and Guernsey

The geographical financial information in the above table reflects the management structure of the organisation.